GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778278
Fax : 6225 4959

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

Our Ref : GCSS-EL/0462/03/LTR

03007852

17 March 2003

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

SUPPL

03 MAR 19 AM 7:21

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith copies of the announcements dated:

- 13 March 2003 *(Announcement of Full Year Results of Subsidiary Company, City e-Solutions Limited)*; and
- *14 March 2003 (Change of Shareholding in Subsidiary, Republic Plaza City Club (Singapore) Pte Ltd)*

Yours faithfully,

PROCESSED
APR 10 2003
THOMSON FINANCIAL

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosure) *(By Fax Only)*
Ms Catherine Loh (without enclosures)

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746

Please reply to Group Corporate Secretarial Services Department,
36 Robinson Road #04-01 City House, Singapore 068877. Writers' DDI : (65) 68778278 / Fax: (65) 6225 4959.

http://www.cdl.com.sg

MASNET No. 75 OF 13.03.2003
Announcement No. 77

CITY DEVELOPMENTS LIMITED

Announcement of Full Year Results of Subsidiary Company, City e-Solutions Limited

13 March 2003

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068884

Dear Sir

Announcement of Full Year Results of Subsidiary Company, City e-Solutions Limited

We attach for your information a copy of the results announcement for the year ended 31 December 2002 issued by City e-Solutions Limited on 13 March 2003.

Ces.pd

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 13/03/2003 to the SGX

ces.

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

2002 FINAL RESULTS — ANNOUNCEMENT AUDITED CONSOLIDATED RESULTS FOR THE YEAR ENDED 31 DECEMBER 2002

RESULTS

The Directors of City e-Solutions Limited (the "Company") are pleased to announce the following final audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2002 together with comparative figures.

	Note	**2002** *HK$'000*	**2001** *HK$'000*
Turnover	1	77,811	98,197
Cost of sales		(18,430)	(24,599)
Gross profit		59,381	73,598
Other net income/(expenses)	2	30,205	(16,257)
Administrative expenses	3	(70,873)	(95,446)
Profit/(Loss) from operations	1	18,713	(38,105)
Finance costs		—	(16)
Profit/(Loss) from ordinary activities before taxation		18,713	(38,121)
Taxation	4	(376)	(170)
Profit/(Loss) from ordinary activities after taxation		18,337	(38,291)
Minority interests		2,152	2,626
Profit/(Loss) attributable to shareholders		20,489	(35,665)
Dividends attributable to the year:	5		
Final dividend proposed after the balance sheet date HK2 cents per share (2001: Nil cents per share)		7,663	—
Earnings/(Loss) per share	6	*HK cents*	*HK cents*
Basic		5.35 cents	(9.31 cents)

Notes: -

1. The analysis of the principal activities and geographical location of the operation of the company and its subsidiaries during the financial year are as follow:

	Group turnover		Profit/(Loss) from operations	
	2002	**2001**	**2002**	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Business Segments				
Investment holding	13,033	21,825	34,230	(13,379)
Hospitality related services	64,778	76,372	(15,517)	(24,726)
	77,811	98,197	18,713	(38,105)
Geographical Segments				
Hong Kong	10,749	15,112	31,668	(20,008)
Singapore	4,417	6,713	3,112	6,629
United States	62,645	76,372	(16,067)	(24,726)
	77,811	98,197	18,713	(38,105)

2. The analysis of Other net income/(expenses) are as follows:-

	2002	**2001**
	HK$'000	*HK$'000*
Exchange gain/(loss) (net)	29,193	(12,814)
Profit on sale of fixed assets (net)	604	714
Net unrealised loss on stating securities at fair value	—	(4,515)
Others	408	358
	30,205	(16,257)

3. **Administrative expenses**

Administrative expenses were largely incurred by the hospitality related services business unit and it includes:-

(a) a one-off restructuring charge amounting to HK$13.5 million (2001: HK$nil).

(b)

	Depreciation & Amortisation	
	2002	**2001**
	HK$'000	*HK$'000*
Business Segments		
Investment holding	1,129	1,713
Hospitality related services	2,314	1,949
	3,443	3,662

4. **Taxation**

	2002	2001
	HK$'000	*HK$'000*
Hong Kong taxation	354	527
Overseas taxation	22	(357)
	376	170

The provision for Hong Kong profits tax is calculated at 16% (2001: 16%) of the estimated assessable profits for the year ended 31 December 2002. Taxation for overseas subsidiaries is similarly charged at the appropriate current rates of taxation ruling in the relevant countries.

The Company is exempted from taxation in the Cayman Islands for a period of twenty years from 1989 under the provisions of Section 6 of the Tax Concessions Law (Revised) of the Cayman Islands.

5. **Dividend**

Dividends attributable to the previous financial year, approved and paid during the year:

	2002	2001
	HK$'000	*HK$'000*
Final dividends in respect of the previous financial year, approved and paid during the year, of nil cent (2001: 2 cents) per share	—	7,663

No interim dividend was paid for the year ended 31 December 2002 (2001: Nil cents).

The directors of the Company have proposed a final dividend for the year ended 31 December 2002 of HK2 cents per share (2001: Nil cents). The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

6. **Earnings/(Loss) per share**

a) *Basic Earnings/(Loss) Per Share*

The calculation of basic earnings (2001: loss) per share is based on profit after taxation attributable to shareholders of HK$20.5 million (2001: loss after taxation of HK$35.7 million) and on 383,125,524 (2001: weighted average of 383,125,524) ordinary shares in issue during the year.

b) *Diluted Earnings/(Loss) Per Share*

Diluted earnings/(loss) per share is not applicable as there are no dilutive potential ordinary shares during the financial year.

MANAGEMENT DISCUSSION AND ANALYSIS

CHAIRMAN'S STATEMENT

On behalf of the Board of Directors, I am pleased to present the Group's results for the financial year ended 31 December 2002 ("FY2002").

The Group, which has most of its activities in the United States, faced a challenging operating environment in 2002. The US hospitality industry continued to be constrained by the sluggish US economy, the after-effects of the tragic events of 9/11 and geopolitical uncertainties. The economic slowdown that started in 2001 resulted in a more subdued level of travel throughout 2002.

In the year under review, the Group recorded a turnover of HK$77.8 million comprising mainly revenue contribution of HK$61.7 million from its subsidiary, SWAN Holdings Limited Group ("SWAN") in the US and interest income of HK$14.0 million. SWAN's revenue, saw a decline of approximately 17.4 % from the previous year to HK$61.7 million. This was attributable to the macro-economic factors, as well as the rationalization of our risk management business. Our interest income also declined by 38.9 % from the previous year to HK$14.0 million due to the sharp decline of interest rates across the world.

In response to the difficult economic environment, SWAN undertook several significant cost rationalization and business refocus initiatives in 2002. Consequently, SWAN incurred a one-time restructuring charge of HK$13.5 million during the year under review. The re-alignment of the businesses, which was completed by end of June 2002, enabled the Group to substantially reduce its operating cost base and focus its business development efforts on the hotel management and reservations distribution businesses. Following this restructuring, we were able to realize positive results by increasing the number of management contracts to 25 at the end of 2002 as compared to 20 contracts a year earlier and by recording a net increase of 10 reservation contracts to 126 at the end of 2002.

At the operating level, of great significance is the fact that SWAN reported a profit before interest income of HK$3.9 million for the second half of 2002 as compared to a loss of HK$17.0 million for the corresponding period in 2001. For the year under review, before accounting for the one-off restructuring charge of HK$13.5 million and interest income, SWAN reported a loss of HK$3.7 million as compared to a loss of HK$26.5 million in 2001.

For 2002, I am pleased to report that the Group achieved a profit of HK$20.5 million attributable to its shareholders. This takes into account an exchange gain of HK$29.2 million. The Board proposed a final dividend of HK2 cents per share for the year under review. Basic earnings per share was HK5.35 cents calculated on 383,125,524 ordinary shares in issue during the year. Group's Net Tangible Asset backing per share increased to HK$1.45 from HK$1.40 a year earlier.

On behalf of the Board of Directors, I would like to thank our customers, business partners, shareholders, management and staff for their continued support during a very challenging year.

FINANCIAL REVIEW

Group Performance

City e-Solutions Limited Group recorded a net profit attributable to its shareholders of HK$20.5 million, as compared to a net loss of HK$35.7million in the previous year. The improvement in the Group's result was due mainly to lower expenses and exchange gain recognized during the year under review.

The Group recorded a lower turnover of HK$77.8 million, down 20.8%, from HK$98.2 million in the previous year. The operating environment of the US hospitality industry, where its subsidiary, SWAN Holdings Limited Group ("SWAN") operates, continues to be very challenging. Since the rationalization, SWAN has focused its business development efforts on growing the hotel management and reservations distribution businesses and had scaled down the risk management services during the year under review.

Consequently, the lower turnover can be attributed to a lower revenue contribution from its risk management services which decreased by 66.5% to HK$6.7 million from HK$20.0 million in the previous year. Reservation revenue which is aligned to business volume and revenue stream of the hotel customers, have declined by 8.1% to HK$27.1 million from HK$29.5 million. However, higher revenue from hotel management contracts were recorded, up 28.5% to HK$21.2 million from HK$16.5 million in the previous year due to additional fees of HK$7.5 million from the Group's affiliated hotels. Another contributing factor for the lower turnover was the fall in interest income pursuant to a sharp decline in interest rates globally. The Group's interest income was HK$14.0 million, a decrease of 38.9% from HK$22.9 million in the previous year.

Included in the Administrative Expenses, was a one-time restructuring charge of HK$13.5 million incurred by SWAN as the Group undertook several significant cost rationalization and business refocus initiatives in 2002. The cost rationalization completed by the end of June 2002, had enabled SWAN to substantially reduce its operating cost base. Accordingly, total administrative expenses amounted to HK$70.9 million, down 25.7% from HK$95.4 million in the previous year.

At the operating level before interest income and before accounting for the one-off restructuring charge of HK$13.5 million, SWAN incurred a lower operating loss of HK$3.7 million for the year under review, as compared to a loss of HK$26.5 million incurred in the previous year.

Other Net Income comprises principally exchange gain of HK$29.2 million recognized by the Group for the year under review as compared to exchange loss of HK$12.8 million recorded in the previous year. This arose mainly from the translation of foreign currency bank deposits denominated in Sterling Pound which were received in the year 1999 from the disposal of its interest in subsidiaries and dividends. On the Group's minor investment, no provision for diminution in value is required as at the end of this financial year end while an amount of HK$4.5 million was provided to restate this investment at fair value as at the end of the previous financial year

The analyses of the Group's Revenue and Profit/(Loss) from Operations by business and geographical segments are set out in note (1) to the Income Statement.

Financial Position

As at 31 December 2002, the Group's gross assets stood at HK$609.6 million, up from HK$602.1 million as at the end of the last financial year ended 31 December 2001.

The Group reports its results in Hong Kong dollars and it is the objective of the Group to preserve its value in terms of Hong Kong dollars.

Cash Flow and Borrowings

For the year under review, net cash inflow from operating activities amounted to HK$30.6 million. The Group received interest income of HK$14.0 million and proceeds of HK$39.0 million from disposal in investment securities. The main non-operational cash outflow related to purchase of fixed assets of HK$4.4 million.

The Group's cash and cash equivalents accordingly increased by HK$27.5 million in the financial year 2002. This increase, together with the favourable exchange translation gain on the foreign currency bank deposits resulted in a cash balance of HK$553.4 million as at the end of the financial year, up from HK$501.9 million as at the last financial year-end. Cash and cash equivalents are mainly held in Sterling Pound and United States dollars which form approximately 48% and 50% respectively of the total Cash and cash equivalents as at the financial year-end.

The Group has no borrowings for the year under review.

Treasury Activities

The Group's major foreign currency exposure is predominantly in Sterling Pound and United States dollar deposits. The Sterling Pound was received previously from the disposal of its interest in subsidiaries and dividends. With respect to the United States dollar deposits, as long as the Hong Kong dollar trades within the existing US dollar peg arrangement, currency risk will be minimal. The Group takes a medium to long term view on the Sterling Pound and Hong Kong dollars exchange rate risk and will take appropriate actions, when necessary, to reduce its foreign exchange exposure.

Employees

As at 31 December 2002, the Group had 42 employees, down from 72 as at the end of the last financial year ended 31 December 2001. The total payroll costs for the year 2002 was HK$33.8 million.

BUSINESS REVIEW AND OUTLOOK

Given the continued uncertainty over the possibility of a war in Iraq and the timing of the recovery of the US economy, we have continued to adopt a cautious approach. As in 2001, there was no new investment undertaken during the year, which has proven to be prudent. With the retention of our significant cash resources, the Group will be able to capitalize on future investment opportunities.

The decisive measures taken in 2002 to rationalize our operating costs have put the Group in a good position to build on our existing business base and grow our revenues. We continue to work on many potential contracts and are optimistic of converting some of these into multi-year contracts in 2003 and beyond. We will take a very prudent approach in managing the businesses by ensuring costs are kept in line with the level of business activities. Barring unforeseen circumstances, the Group's performance in respect of its current hospitality-related operations is likely to improve in 2003.

DIVIDENDS

The directors of the Company have proposed a final dividend for the year ended 31 December 2002 of HK2 cents per share (2001: Nil cents). No interim dividend was paid for the year ended 31 December 2002 (2001: Nil cents).

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Company has complied with the Code of Best Practice set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited throughout the year. The independent non-executive directors are not appointed for a specific term but are subject to retirement by rotation and re-election at annual general meeting in accordance with the Articles of Association of the Company.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraph 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Exchange's website in due course.

STATUTORY INFORMATION

The Annual General Meeting of the Company will be held on 26 May 2003.

The Register of Members will be closed from 22 May 2003 to 26 May 2003, both dates inclusive, and subject to the approval of Shareholders at the forthcoming Annual General Meeting, dividend warrants are expected to be despatched on or about 16 June 2003 to Shareholders whose names appear on the Register of Members on 26 May 2003.

By Order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 13 March 2003

Please also refer to the published version of this announcement in The Standard.

MASNET No. 94 OF 14.03.2003
Announcement No. 94

03 MAR 19 AM 7:21

CITY DEVELOPMENTS LIMITED

CHANGE OF SHAREHOLDING IN SUBSIDIARY, REPUBLIC PLAZA CITY CLUB (SINGAPORE) PTE LTD

The Board of Directors of City Developments Limited ("CDL" or the "Company") wishes to announce that Eton Properties Pte Ltd ("EPPL"), a wholly-owned subsidiary of the Company, has increased its shareholding in Republic Plaza City Club (Singapore) Pte Ltd ("RPCC"), formerly a 51% subsidiary of EPPL, following the acquisition of the remaining 49% of the issued and paid-up share capital of RPCC from ClubCorp Asia Investment, Inc. for a total consideration of approximately $1.46 million which was arrived at on a willing buyer willing seller basis, after taking into account the net tangible asset value of the acquisition shares. The acquisition was funded through internal resources and is not expected to have any material effect on the net tangible assets or earnings per share of the CDL Group for the financial year ending 31 December 2003.

As a result of this acquisition, RPCC, which owns the Tower Club situated at Republic Plaza, is now a wholly-owned subsidiary of EPPL.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Submitted by Enid Ling Peek Fong, Company Secretary on 14/03/2003 to the SGX